Exhibit (a)(9)

April 14, 2014

Dear Members of the Board:

As you know, we have been trying since late January to engage with Aspen in a confidential and friendly dialogue regarding a combination of our two companies, and have previously made a specific written proposal that offers your shareholders a substantial premium valuation. Since you and your management have refused, despite our repeated attempts, to engage in any discussions with us regarding the compelling value proposition this transaction presents for your shareholders, we have no choice but to advise them of our proposal directly, which we are doing this morning.

Our Board of Directors has unanimously approved our proposal, and we remain fully committed to pursuing this transaction. In the paragraphs below, we (i) reiterate the key terms of our proposal, (ii) reiterate the key strategic and financial benefits of our proposal and our approach to the transaction and (iii) discuss next steps for making this mutually beneficial transaction a reality.

Key Terms of Our Proposal

Endurance proposes to acquire all of the common shares of Aspen for $3.2 billion, or $47.50 per Aspen share (based on 66.7 million fully diluted Aspen common shares as of February 24, 2014), with a combination of cash and Endurance common shares.

Each Aspen shareholder will have the right to receive for their Aspen shares, at their election:

•	All cash ($47.50 per Aspen share);

•	All Endurance common shares (0.8826 Endurance shares for each Aspen share); or

•	A combination of cash and Endurance common shares.

The election will be subject to a customary proration mechanism to achieve an aggregate consideration mix of 40% cash and 60% Endurance common shares.

The cash component of the consideration will be funded from our substantial cash resources and $1.05 billion of newly issued common shares to investors led by funds advised by CVC Capital Partners Advisory (U.S.), Inc. and its affiliates, which have already completed due diligence on Endurance and the merits of the transaction, and have provided an equity commitment letter to Endurance. We would be pleased to share with you a copy of the investors’ equity commitment letter upon the commencement of discussions.

We believe our proposal represents a premium valuation meaningfully in excess of the standalone potential value to Aspen shareholders:

•	21% premium to Aspen’s closing share price of $39.37 on April 11, 2014;

•	15% premium to Aspen’s all-time high share price of $41.43 on December 31, 2013;

•	1.16x Aspen’s December 31, 2013 diluted book value per share; and

•	13.4x 2014 consensus Street earnings estimates for Aspen.

Aspen shareholders who receive cash will receive up-front value that would otherwise take over two years to achieve based on consensus Street estimates for Aspen’s ROE. For those Aspen shareholders who remain invested in the combined company, our proposal provides the same highly attractive up-front premium as well as the opportunity to participate in a combined company with meaningfully improved earnings and ROE outlook, with significant additional upside opportunity over time.

Key Strategic and Financial Benefits of our Proposal

We have devoted significant time and resources, both internal and external, to assessing this transaction over the past months, and continue to believe it is a unique, transformative transaction for both companies.

•	Increased scale and market presence: On a combined basis, the companies will have over $5 billion of shareholders’ equity and over $5 billion of annual gross premiums written, a size equal to or greater than many of our key competitors. This will create an enterprise of both scale and broad expertise well positioned to capitalize on the critical distribution relationships within its global markets and more effectively able to compete in an increasingly challenging market environment.

•	Diversified platform across products and geographies: While Endurance and Aspen share certain common businesses, the relative weighting of each is quite complementary. Aspen’s core strength in the London insurance market—including through Lloyd’s—is an attractive area where Endurance has significant management experience but currently has limited market presence. In addition, while Endurance has a market-leading and profitable agriculture insurance business in the U.S. that is uncorrelated with traditional property and casualty insurance and reinsurance, as well as a highly profitable global catastrophe reinsurance business, Aspen has historical strength in marine and energy lines. These are just a few examples where each company’s relative strengths are a natural fit and where, on a combined basis, the two companies can form a market leader of significant importance to brokers and customers.

•	Enhanced profit potential: While a key strategic rationale for this transaction is the enhanced scale and diversification evident in the combined company, as described above, we believe the combination of a strong management team comprised of industry-leading talent and world-class underwriting expertise from both companies, and expected transaction synergies exceeding $100 million annually (including cost savings, underwriting improvements, capital efficiencies, and enhanced capital management opportunities) will enable significantly improved profit potential.

•	Strengthened balance sheet and capital position: With a pro forma combined shareholders’ equity as of December 31, 2013 of $5.4 billion and total capital of $7.6 billion, the combined Endurance and Aspen will have a significantly enhanced capital position, which will allow the combined company to more meaningfully pursue growth opportunities and better withstand volatility. We also believe the added diversification of the business has the potential to create capital efficiencies. Through the unique combination of our businesses we also believe this added diversification, significantly increased size, as well as the combined strength of reserves and investments from both companies, will be viewed favorably by rating agencies.

Reflecting my own deep conviction about the future of Endurance and the benefits of the combination, I will purchase $25 million of Endurance common shares in connection with this transaction in addition to the $30 million of personal capital I have already invested in Endurance.

Our Approach to the Transaction

This transaction is not only highly beneficial to Aspen’s shareholders, but also to Aspen’s employees, customers, brokers and other constituencies. In this regard, we have developed what we believe is a constructive set of guiding principles for a transaction with Aspen:

•	Aspen’s team is crucial to the success of the combined company: The retention of key members of the Aspen management team, underwriters and employees will be critical to the success of the combined business.

•	The entrepreneurial cultures of our two companies will blend together well, yielding a combined entity that is strongly positioned to address changes facing the markets in which we operate. Aspen’s collaborative, teamwork-oriented culture will integrate seamlessly with Endurance’s collegial environment. Within the past year, many talented and experienced people in the industry have chosen to join Endurance in light of their enthusiasm for our business plan and strategic vision.

•	Respect for Aspen’s franchise and deep customer relationships: We have great respect for the Aspen franchise and its relationships with its key customers, as reflected in the purchase price we are willing to pay. As a result, we envision working together to enhance the combined company’s customer and broker relations.

•	The execution of this transaction will enhance the strengths of each company: The planning of the integration of overlapping areas will be well executed, sensitive to all views and issues, and will draw and build upon the strengths of each organization. It is our intention to maintain the headquarters of the combined company in Bermuda, with a significant presence in London, New York and other key markets.

Next Steps

As would be the case in any M&A transaction, consummation of the transaction is subject to completion of customary due diligence, execution of a definitive merger agreement and receipt of required shareholder and regulatory approvals. We are confident that all required regulatory approvals will be obtained on a timely basis.

We propose working in parallel on definitive documents and our mutual due diligence review in order to enter into a transaction expeditiously. We are prepared to enter into a mutual non-disclosure agreement, deliver to you a draft merger agreement and commence due diligence immediately. In light of the significant ownership that your shareholders will have in the combined company, we are prepared for you and your advisors to also perform customary due diligence on Endurance. Our financial advisors at Morgan Stanley & Co. LLC and Jefferies LLC, and our legal advisors at Skadden, Arps, Slate, Meagher & Flom LLP and ASW Law Limited, stand ready to coordinate with your advisors on next steps.

We look forward to commencing constructive discussions with Aspen regarding our proposal in the coming days.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.